UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration
—

Rio de Janeiro, March 05, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held today, authorized the submission to the Annual General Meeting (AGM), scheduled for April 16, 2026, of the proposal for the distribution of shareholder remuneration related to the fourth quarter of 2025 in the amount of R$ 8.1 billion. If approved by the AGM, considering the amounts advanced by the company throughout the year, duly adjusted by the Selic rate, shareholder remuneration related to the 2025 fiscal year will total R$ 41.2 billion.

It is worth noting that the adjustment by the Selic rate on the early dividends and interest on equity (JCP) related to fiscal year 2025, amounting to R$ 0.6 billion, was deducted from the total shareholder remuneration.

The proposed distribution is aligned with the current Shareholder Remuneration Policy (Policy), which establishes that, in the event of gross debt equal to or less than the maximum debt level defined in the current strategic plan, and subject to the other conditions of the Policy, Petrobras shall distribute 45% of its free cash flow to shareholders. This distribution is consistent with the financial sustainability of the company.

Record date: For holders of Petrobras shares traded on B3, the record date will be April 22, 2026. Petrobras shares will trade ex-rights as of April 23, 2026.

Payment dates: The proceeds will be paid in two installments in May and June 2026, as follows:

Amount to be paid: R$ 0.62622908 per outstanding common and preferred share, distributed as follows:

i)	the first installment, amounting to R$ 0.31311454 per outstanding common and preferred share, will be paid on May 20, 2026, entirely in the form of interest on equity.

ii)	the second installment, amounting to R$ 0.31311454 per outstanding common and preferred share, will be paid on June 22, 2026, entirely in the form of interest on equity.

It is important to highlight that the amounts of each installment will be updated by the variation of the Selic rate from December 31, 2025, until each payment date. Income tax will be levied on this monetary adjustment, in accordance with current legislation.

ADR holders: For holders of ADRs traded on the New York Stock Exchange (NYSE), the record date will be April 24, 2026, and the payments of the first and second installments will be made on May 28, 2026, and June 29, 2026, respectively.

The Shareholder Remuneration Policy is available on the company's website. (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer